
March 25, 2014

<u>Via E-Mail</u>
Murray Indick
Crowell & Moring
275 Battery Street
San Francisco, CA 94111

>   **Re: Intevac Inc.**
>   **PREC14A filed March 18, 2014**
>   **Filed by Voce Capital LLC *et al***
>   **File No. 0-26946**

Dear Mr. Indick:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement filed on March 18, 2014</u>

<u>General</u>

1. Please revise to clearly characterize all statements of belief or opinion as such, and to provide a reasonable basis for such beliefs (either in the proxy statement or through supplemental materials submitted to the staff). Examples of some opinions which are presented as facts include the following:

    - "Along the way, Intevac has bobbed and weaved as it became clear that Intevac's commercial approach to the Solar market was unsound." (page 6)

    - "The responsibility for these failings lies squarely with Intevac's Board." (page 8)

- "The unending sea of red ink at Intevac has resulted in the public markets assigning very little value to its HDD and Photonics businesses." (page 8)

- "While it's clear that Intevac's Board has failed shareholders during the previous Lost Decade…" (page 9)

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3. See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case, please revise to provide the required information.

4. Refer to Rule 14a-5(c). If you are required to provide information to shareholders pursuant to Schedule 14A but will satisfy your disclosure obligation by referring to information being provided by Intevac pursuant to this Rule, please specifically reference the document and information to be provided. See for example, the disclosure required by Rule 14a-5(e).

Reasons for the Solicitation, page 5

5. Expand to discuss what actions your nominees will take if elected to reverse what you perceive to be negative performance at Intevac. Since your criticism of the actions or inaction of current management is specific, please be as detailed in your revised discussion of your plans for the Company.

6. Refer to the chart on page 9 comparing the Company's share performance to selected indexes. By footnote or other narrative disclosure, explain how you selected the indexes and why they are appropriate for comparison (other than the peer group selected from Intevac's periodic filings).

7. See our last comment above. Clarify the reference to the "Nasdaq (QQQ)" on page 9. Are you referring to the PowerShares QQQ Trust?

Proposal 1 – Election of Directors, page 14

8. Refer to the disclosure at the bottom of page 15 regarding your plans to add nominees if any of the current nominees are unable to stand for election or if the Company increases the size of the Board or nominates individuals who are not current directors. Revise to

address how your ability to nominate additional individuals to serve as directors would be impacted by Intevac's advance notice bylaw provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions